

January 24, 2011

Earnest Leung
Chief Executive Officer
Network CN Inc.
Suite 3098, Shell Tower
Times Square
1 Matheson Street
Causeway Bay
Hong Kong

       Re: **Network CN Inc.**
              Form 10-K for fiscal year ended December 31, 2009
              Filed March 31, 2010
              Form 10-Q for the quarter ended September 30, 2010
              Filed November 8, 2010
              File No. 000-30264

Dear Mr. Leung:

We issued comments to you on the above captioned filing on December 30, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 4, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 4, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Scott C. Kline, Esq.
        Pillsbury Winthrop Shaw Pittman LLP
        (via facsimile)